

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Lawrence Kenyon
Chief Financial Officer
Outlook Therapeutics, Inc.
485 Route 1 South
Building F, Suite 320
Iselin, New Jersey 08830

      Re: Outlook Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 28, 2024
           File No. 333-278340

Dear Lawrence Kenyon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Courtney Tygesson, Esq.